082-35029

2 February 2010

RECEIVED

2010 MAY -3 A 8:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


10015618

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC) ANNOUNCEMENT OF ESTIMATED DISTRIBUTION

We are pleased to announce the estimated distribution for the Westfield Group for the six month period ended 31 December 2009 of 47.00 cents per ordinary stapled security.

SUPPL

No foreign conduit income is applicable to this distribution.

Stapled securities trade ex-distribution:	Friday, 5 February 2010
Record Date:	Thursday, 11 February 2010 (5.00pm)
Payment Date:	Friday, 26 February 2010

Taking into account the distribution of 47.00 cents which was paid in respect of the 6 month period to 30 June 2009, the estimated total distribution for the Westfield Group for the 12 months to 31 December 2009 is 94.00 cents per stapled security, in line with the forecast range provided in February 2009.

The Westfield Group's Distribution Reinvestment Plan has been suspended until further notice.

The Group will announce its results for the year ended 31 December 2009 (and lodgement of the Appendix 4E) on Wednesday, 17 February 2010.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

dlw 5/3

23 April 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE OF MEETING AND PROXY FORM

The following documents are attached:

1. Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited to be held on Thursday, 27 May 2010, commencing at 10:00 am; and

2. proxy form for the Annual General Meeting of Westfield Holdings Limited.

These documents will be despatched to Members today and may be accessed on the Westfield website at www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.



Westfield Holdings Limited
Notice of Meeting & Explanatory Notes

Annual General Meeting of Westfield Holdings Limited

to be held at

Parkside Auditorium,
Sydney Convention and Exhibition Centre,
Darling Harbour, Sydney

Thursday 27 May 2010
Commencing at 10.00am


Westfield
50
CELEBRATING 50 YEARS

This notice is issued by Westfield Holdings Limited (ABN 66 001 671 496)



Westfield Holdings Limited
ABN 66 001 671 496
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
www.westfield.com

22 April 2010

Dear Member

It is with great pleasure that I invite you to attend the 2010 Annual General Meeting (AGM) of Westfield Holdings Limited and enclose your notice of meeting.

The meeting will be held on Thursday, 27 May 2010 at the Parkside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney commencing at 10.00 am. Registration for the meeting will commence at 9.00 am.

The Annual General Meeting is an important event on the Westfield Group calendar and forms a key part of the Group's communications with Members.

This year marks the 50th anniversary of Westfield as a publicly listed company. To commemorate this significant milestone, a special exhibition of Westfield through the decades will be available for Members to view at the venue.

The notice of meeting, explanatory notes and a map setting out the venue location are included in this booklet. A proxy form is also enclosed.

The meeting will be webcast live on the Westfield Group's website at www.westfield.com/corporate and will also be archived on this site for later viewing.

If you are unable to attend the meeting, I encourage you to complete and return the proxy form to Computershare Investor Services Pty Limited either by mailing it using the enclosed reply paid envelope or by sending it by fax to (within Australia) 1800 783 447 or (outside Australia) +61 3 9473 2555. Alternatively, you can lodge your proxy online at www.westfield.com/corporate/investor-services/. Proxies must be received no later than 10.00am on Tuesday, 25 May 2010.

I look forward to you joining us for the AGM.

Yours sincerely

Frank P Lowy AC
Chairman

Notice is hereby given that the Annual General Meeting of Members of Westfield Holdings Limited (**Company**) will be held at the Parkside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney on Thursday, 27 May 2010 commencing at 10.00am.

Additional information concerning the proposed resolutions is contained in the explanatory notes which accompany and form part of this notice of meeting.

The business to be considered at the meeting is as follows:

Westfield Holdings Limited
Financial Statements and Reports

1. To discuss the Company's financial statements and reports for the year ended 31 December 2009.

Remuneration Report
To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

2. **THAT** the Company's Remuneration Report for the year ended 31 December 2009 be approved.

Election of Directors
To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

3. **THAT** Frederick G Hilmer AO, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

4. **THAT** John McFarlane, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

5. **THAT** Judith Sloan, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers herself for re-election, is re-elected as a Director of the Company.

6. **THAT** Mark Johnson AO being eligible, offers himself for election as a Director of the Company, is elected as a Director of the Company.

7. **THAT** Frank P Lowy AC, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

Entitlement to attend and vote at the meeting

Only registered holders of Westfield Group stapled securities as at 7.00pm (Sydney time) on Tuesday, 25 May 2010 will be eligible to attend and vote at the meeting.

Asking questions at the meeting

We welcome Members' questions at the meeting. However, in the interests of all present at the meeting, we request that Members confine their questions to matters before the meeting that are relevant to the Members as a whole.

A Member who is entitled to vote at the meeting may submit a written question to the auditor if the question is relevant to:

- the content of the Auditor's Report to be considered at the meeting; or
- the conduct of the audit of the annual financial report to be considered at the meeting.

The question may be submitted by giving it to the Company no later than the fifth business day before the meeting is to be held.

Proxies

If you are unable to attend the meeting in person, you are encouraged to complete and return the proxy form which accompanies this notice of meeting.

- A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for the Member at the meeting.
- If a Member is entitled to two or more votes, they may appoint two proxies and each proxy must be appointed to represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact the Westfield Group's Registry, Computershare Investor Services Pty Limited on 1300 132 211 for the relevant form.
- A proxy need not be a Member and may be an individual or a body corporate.
- If you appoint a body corporate as a proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at the meeting and provide satisfactory evidence of the appointment of its corporate representative prior to the commencement of the meeting.
- A corporate shareholder must sign the proxy form in accordance with its constitution or otherwise in accordance with the Corporations Act 2001 (Cth). Where the proxy form is signed by a duly authorised person or persons of a corporate securityholder, such authorisation must have been sighted by the Westfield Group's Registry, Computershare Investor Services Pty Limited.

Lodgement of proxies

To be valid, the proxy form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be received no later than 10.00 am (Sydney time) on Tuesday, 25 May 2010 (**Proxy Deadline**). Proxy forms received after this time will be invalid.

Proxy forms may be lodged using any of the following methods:

Online proxy

You may submit your proxy online at www.westfield.com/corporate/investor-services/. You will need your Security Holder Reference Number (**SRN**) or Holder Identification Number (**HIN**) which appears at the top right corner of the proxy form.

You will be taken to have signed the proxy form if you lodge in accordance with the instructions on the website. A proxy cannot be appointed electronically if they are appointed under a power of attorney or similar authority. The online proxy facility may not be suitable for Members wishing to appoint two proxies with different voting directions. Please read the instructions for online proxy submissions carefully before you lodge your proxy.

Post

A proxy form and a reply paid envelope are enclosed. A completed proxy form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be received by the Proxy Deadline at the following addresses:

Share Registry

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

Registered Office

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Australia

Hand delivery/In person

The completed proxy form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) may be hand delivered or delivered in person by the Proxy Deadline to the following addresses:

Share Registry

Computershare Investor Services Pty Limited
Level 4, 60 Carrington Street
Sydney NSW 2000
Australia

Registered Office

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Australia

Facsimile

The completed proxy form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) may be faxed by the Proxy Deadline to the following facsimile numbers:

Share Registry

Computershare Investor Services Pty Limited
(within Australia) 1800 783 447 or
(outside Australia) + 61 3 9473 2555

Registered Office

Westfield Holdings Limited +61 2 9357 7131

Corporate Representative

If your holding is registered in a company name, a corporate securityholder may appoint a person to act as its representative to attend the meeting by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate securityholder.

By order of the Board of Westfield Holdings Limited



Simon J Tuxen
Company Secretary
Sydney, 22 April 2010

Explanatory Notes

Westfield Holdings Limited

Item 1
Financial Statements and Reports

As required under section 317 of the Corporations Act 2001 (Cth), the financial statements, Directors' Report and Auditor's Report of the Company and the consolidated entity for the financial year ended 31 December 2009 will be laid before the AGM. Members will be provided with the opportunity to ask questions about the financial statements and reports.

There is no requirement for a formal resolution on this item. Accordingly, there will be no formal resolution put to the Annual General Meeting.

Item 2
Remuneration Report

The Directors' Report includes a section called the Remuneration Report. The Remuneration Report for the period ended 31 December 2009 is set out on pages 100 to 122 of the Westfield Group 2009 Annual Report. The Remuneration Report is also available on the westfield.com website.

The Remuneration Report sets out the Group's remuneration policy and the remuneration arrangements in place for Directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

The Corporations Act requires listed companies to put the Remuneration Report for each financial year to a resolution of members at the company's Annual General Meeting. Under the Corporations Act 2001, the vote is advisory only, and does not bind the Directors or the Company.

Election of Directors

The Westfield Group Board of Directors recommends the election of each of the Directors standing for election or re-election as outlined in items 3 to 7. Each Director who is standing for re-election abstained from any consideration by the Board on their re-election.



Item 3
Re-election of Professor Frederick G Hilmer AO

Frederick Hilmer was appointed a non-executive director of Westfield Holdings Limited in August 1991. He is chairman of the Westfield Group Audit & Compliance Committee and Remuneration Committee and is the lead independent director.

Professor Hilmer holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance. He became Vice-Chancellor and President of the University of NSW (UNSW) in June 2006. From 1998 until November 2005, Professor Hilmer was Chief Executive Officer and a director of John Fairfax Holdings Limited. Between 1989 and 1997, he was Dean and Professor of Management at the Australian Graduate School of Management (UNSW).

The Board notes the observations of certain investors and governance commentators that Professor Hilmer should not be considered independent because of the length of his tenure as a non-executive director of the Company.

The Board has concluded that the independence of Professor Hilmer has not been affected by his lengthy tenure on the Board. This conclusion is based on the Board's knowledge of the contribution made by Professor Hilmer to the business of the Board and its Committees and is supported by Cameron Ralph which was commissioned by the Board to complete a comprehensive, independent assessment of the Board of the Westfield Group in January 2010. Cameron Ralph's assessment and conclusions are set out on page 127 of the Corporate Governance Statement in the Westfield Group 2009 Annual Report.

The non-executive directors serving on the Board note that, having regard to the number of relatively recent appointments, the continued presence of an experienced Director such as Professor Hilmer is an important factor in providing continuity in decision making and knowledge of the Group's corporate history. Mr Hilmer's important roles as chairman of the Audit & Compliance and Remuneration Commitees as well as his role as lead independent director were also recognised by the non-executive directors.

The Board considers that Professor Hilmer is an independent Director.



Item 4
Re-election of John McFarlane

John McFarlane was appointed as a non-executive director of Westfield Holdings Limited in February 2008. He is a member of the Westfield Group Board Risk Management Committee.

Mr McFarlane holds a MA degree from the University of Edinburgh and an MBA from Cranfield School of Management. In the UK, he is a director of The Royal Bank of Scotland Group plc, National Westminster Bank plc, The Royal Bank of Scotland plc and Old Oak Holdings Limited. He is a member of the Governing Board of the Economic Research Institute for ASEAN and East Asia.

Mr McFarlane is the former Chief Executive Officer of Australia & New Zealand Banking Group Limited and earlier Group Executive Director of Standard Chartered Plc, and Head of Citicorp and Citibank in the UK and Ireland. Mr McFarlane was also President of the International Monetary Conference, Chairman of the Australian Bankers Association, and a director of the London Stock Exchange and the Auditing Practices Board.

The Board considers that Mr McFarlane is an independent Director.



Item 5
Re-election of Professor Judith Sloan

Judith Sloan was appointed as a non-executive director of Westfield Holdings Limited in February 2008. She is a member of the Westfield Group Nomination Committee.

Professor Sloan is a Commissioner of the Productivity Commission and holds a degree in Economics from the University of Melbourne, a Master of Arts degree in Economics specialising in Industrial Relations, also from the University of Melbourne and a Master of Science degree in Economics from the London School of Economics.

She has held academic appointments at the University of Melbourne and Flinders University and is a director of the Lowy Institute for International Policy. Professor Sloan's previous appointments include deputy chair of the Australian Broadcasting Corporation and director of Mayne Group Limited (now known as Symbion Health Limited).

As mentioned above, Professor Sloan currently sits on the board of directors of the Lowy Institute for International Policy, an independent international policy think tank providing analysis on international issues affecting Australians. The Lowy Institute is a not for profit organisation and members of the board, a majority of whom are independent of the Lowy family, do not receive any

remuneration for provision of their services. In the Board's view, the fact that Professor Sloan sits on the board of the Lowy Institute does not interfere with the exercise by Professor Sloan of objective, unfettered or independent judgment or her ability to act in the best interests of the Group.

The Board considers that Professor Sloan is an independent Director.



Item 6
Election of Mark Johnson AO

Mr Johnson is standing for the position of non-executive director of Westfield Holdings Limited which has become vacant following the decision by Dr Gary Weiss not to stand for re-election at the meeting.

Mark Johnson is Chairman of AGL Energy and Chairman of Australian Financial Centre Forum, an Australian government initiative directed to ensuring efficiency and competitiveness in the financial services sector.

Mr Johnson holds a degree in Law from the University of Melbourne and a Masters of Business Administration from Harvard University. He is one of the Prime Minister's three Australian representatives on the APEC Business Advisory Council (ABAC) since 2002 and was Chairman of ABAC and the APEC Business Summit in Sydney in 2008.

In a career spanning more than forty years in banking and corporate finance, Mr Johnson held senior roles in Macquarie Bank before retiring as Deputy Chairman in July 2007. He is widely respected as one of the most accomplished and experienced corporate advisers in Australia.

In January this year, Mr Johnson was awarded the Officer of the Order of Australia (AO) as part of the Australia Day honours for his service to business, in particular his contributions to APEC, various development and leadership roles within the banking and finance sector and health care organisations.

Mr Johnson is also a member of the Board of Governors of the Institute for International Trade at the University of Adelaide and a Life Governor of the Victor Chang Cardiac Research Institute. His former directorships include Pioneer International and the Sydney Futures Exchange.

The Board considers that Mr Johnson's extensive business experience will complement the existing skill base of the Board. The Board endorses the candidacy of Mr Johnson as a non-executive director and considers that, if elected, Mr Johnson will be an independent non-executive director.



Item 7
Re-election of Frank P Lowy AC

Frank Lowy is Chairman and co-founder of the Westfield Group. He is chairman of the Westfield Group Nomination Committee.

Mr Lowy is the founder and Chairman of the Lowy Institute for International Policy and Chairman of Football Federation Australia Limited.

Mr Lowy has overseen the success of the Westfield Group since 1960. With over 50 years of direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's deep knowledge and experience and reputation is unrivalled in the industry.

In Australia and internationally, Mr Lowy is regarded as an exceptional and unique Chairman and executive who has presided over the growth of a global real estate business which, by equity market capitalisation, is the largest in the world. Mr Lowy's knowledge of Westfield, its corporate history, its growth and of the broader industry in which the Group operates, both locally and globally, is widely acknowledged.

For these reasons, the Board takes the view that it is in the best interests of Members that Mr Lowy, with his extensive background and experience, be the Chairman of the Westfield Group Boards and the chief executive officer of the Company.

Directions to the meeting

The Parkside Auditorium is located at Level 2, Sydney Convention and Exhibition Centre (South), Darling Harbour, Sydney.

Transport

Buses will be provided to transport Members to and from the meeting from Sydney Central station and Town Hall station.

Central Station

Buses will depart from Bay 5 on Eddy Avenue at the following times: 9:00am, 9.10am, 9:20am and 9:30am.

Town Hall Station

Buses will depart from the STA bus stop in front of St Andrews Cathedral on George Street at the following times: 9:00am, 9.10am, 9:20am and 9:30am.

After the meeting, buses will depart from the Parkside Auditorium to Sydney Central station and Town Hall station, every 15 minutes, from 12:00pm to 2:00pm.


AGM
Carpark Entry
Street
Quarry Street
Harris
Pyrmont
Murray
Street
Burn Street
Harwood St
Novotel Hotel
Ibis Hotel
Mercure Hotel
Darling Drive
Harbourside Shopping Centre
CONVENTION CENTRE BAYSIDE
CONVENTION CENTRE PARKSIDE
NORTHERN ENTRANCE
EASTERN ENTRANCE
Darling Drive
EXHIBITION CENTRE
Cockle Bay
Tumbalong Park
Imax Theatre
Cockle Bay Wharf
Pier Street


Westfield
50
CELEBRATING 50 YEARS

Westfield

Westfield Holdings Limited ABN 66 001 671 496

Lodge your vote:



Online:
www.westfield.com/corporate/investor-services



By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 132 211
(outside Australia) +61 3 9415 4070

Proxy Form



Vote online or view the annual report, 24 hours a day, 7 days a week:

www.westfield.com/corporate/investor-services

 **Cast your proxy vote**

 **Access the annual report**

 **Review and update your securityholding**

Your secure access information is:
Control Number:

SRN/HIN:

 **PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

 **For your proxy form to be effective it must be received by 10.00am Tuesday 25 May 2010**

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Lodgement of a proxy

The proxy form may be lodged with Computershare (details above) or with the registered office of Westfield Holdings Limited, details of which are set out on page 3 of the Notice of Meeting.

Signing Instructions for Proxy Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments and Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Westfield Holdings Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Westfield Holdings Limited to be held at the Parkside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney on Thursday, 27 May 2010 commencing at 10.00am and at any adjournment of that Meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
2	That the Company's Remuneration Report for the year ended 31 December 2009 be approved.	☐	☐	☐
3	That Frederick G Hilmer AO is re-elected as a Director of the Company.	☐	☐	☐
4	That John McFarlane is re-elected as a Director of the Company.	☐	☐	☐
5	That Judith Sloan is re-elected as a Director of the Company.	☐	☐	☐
6	That Mark Johnson AO is elected as a Director of the Company.	☐	☐	☐
7	That Frank P Lowy AC is re-elected as a Director of the Company.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ **Contact Daytime Telephone** ____________________ **Date** ___/___/___

RECEIVED
2010 MAY -3 A 8:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 April 2010

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
RETIREMENT OF DIRECTOR

We wish to advise that, due to an increase in his business commitments, Dr Gary Weiss has advised the Board that he will not stand for re-election at the Annual General Meeting (AGM) of Westfield Holdings Limited, scheduled to be held on Thursday, 27 May 2010. Dr Weiss will retire from the Board at the conclusion of the AGM.

We are pleased to advise that Mr Mark Johnson AO will stand for election as a Director at the AGM. A brief biography for Mr Johnson is attached.

The Notice of Meeting and Explanatory Notes for the AGM will be despatched to members on Friday, 23 April 2010 and may be accessed on www.westfield.com/corporate from that date.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Biography of Mark Johnson AO

Mark Johnson is Chairman of AGL Energy and Chairman of Australian Financial Centre Forum, an Australian government initiative directed to ensuring efficiency and competitiveness in the financial services sector.

Mr Johnson holds a degree in Law from the University of Melbourne and a Masters of Business Administration from Harvard University. He is one of the Prime Minister's three Australian representatives on the APEC Business Advisory Council (ABAC) since 2002 and was Chairman of ABAC and the APEC Business Summit in Sydney in 2008.

In a career spanning more than forty years in banking and corporate finance, Mr Johnson held senior roles in Macquarie Bank before retiring as Deputy Chairman in July 2007. He is widely respected as one of the most accomplished and experienced corporate advisers in Australia.

In January this year, Mr Johnson was awarded the Officer of the Order of Australia (AO) as part of the Australia Day honours for his service to business, in particular his contributions to APEC, various development and leadership roles within the banking and finance sector and health care organisations.

Mr Johnson is also a member of the Board of Governors of the Institute for International Trade at the University of Adelaide and a Life Governor of the Victor Chang Cardiac Research Institute. His former directorships include Pioneer International and the Sydney Futures Exchange.